

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via Email
Theresa A. Hoyt
Authorized Representative
BREF HR, LLC
Three World Financial Center
200 Vesey Street
11th Floor
New York, NY 10281

Re: BREF HR, LLC
Amendment No. 2 to Registration Statement on Form 10
Filed January 24, 2012
File No. 000-54532

Dear Ms. Hoyt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

1. We note your response to prior comment 4 and other comments. Please address the following:

   a. Tell us the amounts that you have allocated to each of the components of the Hard Rock Licensing intangible asset;

    b. Please clarify the basis for the growth assumptions used in the valuation of component (i) and your core operations; we note that, based on results through September 30, 2011, your revenues actually decreased from 2010. Please advise why you believe the 5 year growth rates are reasonable in light of the "continued pressures from the soft local economy and the increase in competition on the Strip" that you continue to experience (as disclosed on page 42);

    c. Discuss us how you determined that both components (ii) and (iii) were determined to have indefinite lives. Please provide detail as to how you determined that there is no foreseeable limit on the period of time over which such sub licensing agreements are expected to contribute to your cash flows. Discuss the terms of the agreements as well as the expected lives of the casinos that are/will be subject to sub licenses; and

    d. Please provide us with more information regarding how you determined the projected revenues to use in valuing the potential future sub licensing component (iii) of the asset; tell us how many future potential sub-licensing agreements have been factored into the valuation and your basis for the amounts projected.

Valuation of Fixed Assets, page 58

Buildings, site improvements, and furniture fixtures and equipment ("FF&E"), page 58

2.   We note your response to prior comment 6. As zero goodwill was indicated for the construction of your initial balance sheet, please tell us the genesis of the $8 million of goodwill as of September 30, 2011.

Valuation of Intangible Assets, page 58

Rated Player Relationships, page 58

3.   We note your response to prior comment 7. Given that you are unable to isolate the intangible asset of "Player" relationships and that the asset is not a "major value driver" for your current business, please further support the $10 million value given to such intangible asset. Tell us what consideration you gave to adjusting the value of this asset, which is based on average cost incurred to solicit and sign-on each new Player in 2010; for example, explain if you considered whether a marketplace participant would pay a premium for these relationships since they have already been created. Also, it appears that your valuation method does not consider the additional costs it would take build a customer relationship to the stage of maturity that exists as of the valuation date. Please advise.

Unaudited Consolidated Financial Statements of the Company

Notes to Unaudited Consolidated Financial Statements, page F-69

1. Company Structure and Significant Accounting Policies, page F-69

The Assignment, page F-69

4.   We note your response to prior comment 8 and reissue the comment in part. Please address the following:

      a. Tell us how you determined that future cash flows from new venue initiatives are "most likely." In your response please tell us whether you anticipate additional costs in excess of the $26.5 million cash reserves set aside to complete such renovations and; if you anticipate more, tell us how you considered this when evaluating whether the cash flows are "most likely."

      b. Please advise us how you factored in the higher risk related to these new venue initiatives and anticipated third party licensing when calculating the BEV. Quantify the impact on the discount rate/s used and your basis for the rate/s.

9. Commitments and Contingencies, page F-81

5.   We note your response to prior comment 10 and reissue the comment. As you are in settlement discussions and mediation process regarding the Hard Rock IP Action, we remain unclear as to how you are unable to provide a range of reasonably possible loss, or how the inclusion of such estimate, would be misleading. You state that the nature of the settlement discussions and mediation process to date does not lend itself for the estimation "with reasonable certainty." However, we note that ASC 450 does not require estimation with precision or certainty; therefore, it appears that the reasonably possible range of loss, if estimable, should still be disclosed. Please revise to include such range. Alternatively, if you are truly unable to estimate the reasonably possible range of loss, state that such estimate cannot be made. Also, explain to us in more detail the reasons as to why you are unable to estimate it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney - Advisor

cc: Matthew D. Bloch, Esq.
         Weil Gotshal & Manges LLP